UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-14079

In the matter of:	x
:
Global X Funds and	:
Global X Management Company LLC	:
SEI Investments Distribution Co.	x

Amended and Restated Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the "1940 Act"), for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act, and under Section 6(c) of the 1940 Act for an exemption from Rule 12d1-2(a) under the 1940 Act.

Please send all communication, notices, orders to:

Bruno del Ama	Daphne Tippens Chisolm, Esq.
Global X Management Company LLC	Law Offices of DT Chisolm, P.C.
623 Fifth Ave, 15th floor	11524-C Providence Road
New York, NY 10022	Suite 236
Charlotte, NC 28277

John Munch, Esq.

SEI Investments Distribution Co.

1 Freedom Valley Drive

Oaks, PA 19456

Page 1 of 33 Pages, including Exhibits

Exhibit Index appears on Page 27

As filed with the Securities and Exchange Commission on February 22, 2013

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Table of Contents

I. INTRODUCTION		3

II. THE APPLICANTS		5

III. INVESTMENT STRATEGIES OF THE FUNDS		6

IV. APPLICABLE LAW AND LEGAL ANALYSIS		6

A.	SECTION 12(D)(1)	6

B.	SECTION 17(A)	14

C.	RULE 12D1-2 RELIEF	15

V. PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION		18

A.	INVESTMENTS IN UNDERLYING FUNDS BY FUNDS OF FUNDS	18

B.	OTHER INVESTMENTS BY SECTION 12(D)(1)(G) FUNDS OF FUNDS	21

VI. CONCLUSIONS		21

VII. APPLICANTS CONDITIONS		21

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I. Introduction

Global X Funds (“Trust”), Global X Management Company LLC (the “Adviser”), and SEI Investments Distribution Co. (collectively, the "Applicants")1 hereby submit this amended and restated application ("Application") for an order of the U.S. Securities and Exchange Commission (the "Commission") as described below. The Applicants request that the order apply not only to any existing series of the Trust, but that the order also extend to any future series of the Trust, and any other existing or future registered open-end management investment companies and any series thereof that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the "1940 Act"), as the Trust and are, or may in the future be, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the existing series of the Trust, each series a "Fund," and collectively, the "Funds").

The Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the 1940 Act exempting them from the limitations set forth in Sections 12(d)(1)(A), (B) and (C) of the 1940 Act to the extent necessary to permit: (1) a Fund (each a "Fund of Funds," and collectively, the "Funds of Funds") to acquire shares of registered open-end management investment companies (each an “Unaffiliated Open-End Investment Company”), registered closed-end management investment companies and "business development companies", as defined by Section 2(a)(48) of the 1940 Act ("business development companies")2 (each registered closed-end management investment company and each business development company, an "Unaffiliated Closed-End Investment Company" and, together with the Unaffiliated Open-End Investment Companies, the "Unaffiliated Investment Companies"), and registered unit investment trusts ("UITs") (the "Unaffiliated Trusts," and together with the Unaffiliated Investment Companies, the "Unaffiliated Funds"), in each case, that are not part of the same "group of investment companies"3 as the Funds of Funds; (2) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") ("Broker") to sell shares of such Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire shares of other registered investment companies, including open-end management investment companies and series thereof, closed-end management investment companies and UITs, as well as business development companies (if any), in the same group of investment companies as the Funds of Funds (collectively, the "Affiliated Funds," and, together with the Unaffiliated Funds, the "Underlying Funds")4; and (4) the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds. The Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the 1940 Act exempting the transactions described in (1) through (4) above from Section 17(a) of the 1940 Act to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as and to the extent described in this Application. Certain of the Underlying Funds may be registered under the 1940 Act as either UITs or open-end management investment companies and have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange-traded funds (collectively, "ETFs" and each, an "ETF").

1 All references herein to the term “Adviser” include successors-in-interest to the Adviser. A successor-in-interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 While business development companies are not required to register under the 1940 Act, they are subject to the provisions of Sections 55 through 65 thereof. The Applicants do not believe that investments in business development companies present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of business development companies, like shares of registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, business development companies are registered under the Securities Exchange Act of 1934, as amended, and their shares are registered under the Securities Act of 1933, as amended, and are subject to all registration and reporting requirements under those two statutes. Accordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in business development companies and investments in registered closed-end investment companies.

3 For purposes of this Application, the term "group of investment companies" means any two or more registered investment companies, including closed-end investment companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

4 A Fund of Funds may invest in Unaffiliated Funds and/or Affiliated Funds. In addition, certain of the Underlying Funds may in the future pursue their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement. In accordance with Condition 12, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions.

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The Applicants' requested relief differs from the existing precedent granting exemptive relief from the limitations of Section 12(d)(1) of the 1940 Act to management investment companies only in that the Applicants seek an order that would allow the Funds of Funds to invest in closed-end investment companies in addition to open-end investment companies and UITs.5 As discussed more fully below, however, the Applicants' requested relief is consistent with the protection of investors as well as with Section 12(d)(1) exemptive relief previously granted to UITs permitting them to invest in closed-end funds.

5 The Applicants note, however, that the Commission has recently issued an order with respect to an application for relief similar to that requested by the Applicants relating to investments in closed-end investment companies. In the Matter of Van Eck VIP Trust, et al., Investment Company Act Release No. 30063 (May 10, 2012) (notice) and 30096 (June 5, 2012) (order).

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The Applicants further request that the Commission issue an order under Section 6(c) of the 1940 Act to permit any existing or future Fund of Funds that relies on Section 12(d)(1)(G) of the 1940 Act ("Section 12(d)(1)(G) Fund of Funds") and that otherwise complies with Rule 12d1-2 under the 1940 Act, to also invest, to the extent consistent with its investment objective(s), policies, strategies and limitations, in other financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act ("Other Investments").

All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of this Application.6

II. The Applicants

The Trust--The Trust is a statutory trust organized under the laws of Delaware and registered with the SEC as an open-end management investment company. The Trust is managed by a board of trustees (“Board”).7 The Trust has multiple series and has received exemptive relief to operate as an ETF.8 Each series of a Trust will pursue distinct investment objectives and strategies.

The Adviser – Global X Management Company, LLC (“GXMC”) is the investment adviser to the Trust. GXMC is a Delaware limited liability company, with its principal office located at 623 Fifth Ave, 15th floor, New York, NY 10022. GXMC is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”).

The Distributor –SEI Investments Distribution Co. (“SIDCO”), A Pennsylvania corporation, serves as the principal underwriter and distributor for the existing Funds. SIDCO, or another entity (each such other entity a “Future Distributor”), will serve as the principal underwriter and distributor for each of the future Funds. SIDCO is, and each Future Distributor will be, a Broker and a member in good standing of the Financial Industry Regulatory Authority (“FINRA”). None of the Trust, the Funds, the Adviser or SIDCO is an affiliate of an Exchange. The Distributor is not affiliated with the Adviser. The Distributor will comply with the terms and conditions of the application. A Future Distributor may be an affiliated person of the Adviser within the meaning of Section 2(a)(3)(C) of the 1940 Act. The Applicants request that the order requested herein apply to any Future Distributor that complies with the terms and conditions of this Application.

6 In no case will a Fund of Funds rely on the exemption from Section 12(d)(1) granted to Global X Funds, et al. in 2011. In the Matter of Global X Funds, et al., Investment Company Act Release Nos. 29829 (September 30, 2011) (notice) and 29852 (October 28, 2011) (order).

7 The term "Board," as used in this Application, refers to the board of directors or trustees, as applicable, of the specified entity.

8 Pursuant to relief previously obtained, the applicable Applicants may, in general terms, operate exchange-traded funds that, in general terms, invest in equity securities, fixed income securities and combinations of fixed income securities and equity securities selected to correspond generally to the price and yield performance of a specified domestic or international securities index. See supra note 6.

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III. INVESTMENT STRATEGIES OF THE FUNDS

Each Fund is structured as an ETF that seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of an underlying index (each, an “Underlying Index”). Certain Funds will be structured as “funds of funds,” as they will invest a portion or all of their assets in the securities of investment companies. Because certain Funds will invest in the shares of the Underlying Funds, they are subject to the limitations of Section 12(d)(1) of the Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies. The Adviser believes that certain Funds would benefit from the ability to invest in Underlying Funds, such as those specializing in specific asset classes (e.g., real estate, commodities, emerging markets or short-term fixed-income products ) or specialized strategies (e.g., a long/short strategy or an index-based strategy). Prior to obtaining the requested relief, certain Funds may invest in Underlying Funds in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G).

Other Funds may in the future rely on the requested order to the extent that the Adviser believes the Fund would benefit from seeking exposure to an asset class or strategy by investment through investment companies. Other Funds may in the future be structured as traditional “fund of funds” and seek to achieve their objective by investing primarily in other investment companies.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

A.	SECTION 12(D)(1)

(1)	EXPLANATION OF SECTION 12(D)(1)

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1) of the 1940 Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•	duplicative costs;

•	the exercise of undue influence or control over the underlying funds; and

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•	the complexity of such arrangements.[9]

Specifically, Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

Section 12(d)(1)(C) provides, in pertinent part, that "[i]t shall be unlawful for any investment company (the 'acquiring company') and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company."

(2)	REQUEST FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 12(D)(1)(J)

Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the 1940 Act from the limitations of Sections 12(d)(1)(A), (B) and (C) to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) and (C) of the 1940 Act; and (ii) the Underlying Funds, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) ofthe 1940 Act.

For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and (C). Accordingly, the Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

9 See Report of the Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966) (the "PPI Report").

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(3)	NO UNDUE INFLUENCE

The Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds' investment in the Affiliated Funds, since they are part of the same group of investment companies. Each Unaffiliated Investment Company will operate independently as determined by its own Board and management. Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to influence the investment advisers or Boards of the Underlying Funds. Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, the Applicants submit that as reflected in Condition 1:

•	the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the "Group") will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, and

•	any other investment adviser within the meaning of Section 2(a)(20)(B) of the 1940 Act to a Fund of Funds ("Sub-Adviser") and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the "Sub-Adviser Group") will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.

With respect to a Fund's investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of any other Unaffiliated Fund, then it will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

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To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a "Fund of Funds Affiliate") from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an "Unaffiliated Fund Affiliate"). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

With respect to investing in Unaffiliated Investment Companies, in seeking to limit the potential for undue influence and conflicts of interest, Condition 3 provides that prior to investing in Unaffiliated Investment Companies, the Board of each Fund of Funds, including a majority of the trustees who are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act (the "Independent Trustees"), will adopt procedures reasonably designed to ensure that the Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Trust or any Unaffiliated Investment Company or an Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated Trust in connection with any services or transactions.

Condition 4 further provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

Additionally, Condition 5 provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an "Underwriting Affiliate," except that any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an "Affiliated Underwriting."

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Condition 6 further requires that the Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will be required to review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will be required to consider, among other things: (a) whether the purchases were consistent with the investment objective(s) and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will be required to take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

Condition 7 will require that the Unaffiliated Investment Company keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Investment Company will be required to maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and to maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

To further ensure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds' investment under the requested exemptive relief, as required by Condition 8, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the 1940 Act, a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that each of their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the "Participation Agreement"). At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will be required to maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Investment Company (other than an ETF or closed-end fund whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.10

10 An Unaffiliated Investment Company (including an ETF or an Unaffiliated Closed-End Investment Company) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the 1940 Act by declining to execute the Participation Agreement with the Fund of Funds. In addition, solely upon notice to a Fund of Funds, an Unaffiliated Fund could terminate a Participation Agreement with the Fund of Funds, effective at the end of the notice period specified in such Participation Agreement.

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In contrast to open-end investment companies, closed-end investment companies do not issue redeemable securities. Accordingly, the threat of large-scale redemptions is non-existent with respect to Unaffiliated Closed-End Investment Companies. However, closed-end investment companies are generally required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-end investment companies generally are not required to hold shareholder meetings except in special circumstances. Therefore, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder's ability to vote a large block of stock. As the Commission observed in the PPI Report:

Although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.11

The concerns of undue influence through voting the securities of the Unaffiliated Closed-End Investment Companies, however, have been addressed in Condition 1, as noted above. Coupled with the requirement that the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares (i.e., mirror voting). These requirements for mirror voting ensure that the Fund of Funds will not have an effective voice over the management and operations of the Unaffiliated Closed-End Investment Company. They are imposed regardless of the amount of shares of the Unaffiliated Closed-End Investment Company owned by the Fund of Funds. Unlike activist shareholders who acquire closed-end fund shares to influence the policies of such funds, the Fund of Funds is a passive investor with respect to voting. The mirror voting eliminates the ability of the Fund of Funds to influence the Unaffiliated Closed-End Investment Company through voting its shares. In addition to mirror voting, the Applicants also recognize the requirement to file Schedule 13G with respect to beneficial ownership of more than 5% of any equity securities issued by the Unaffiliated Closed-End Investment Company. Schedule 13G requires the filer to certify that it has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. Applicants believe the foregoing conditions address the concerns of undue influence underlying Section 12(d)(1).

11 See PPI Report at 324.

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(4)	NO EXCESSIVE LAYERING OF FEES

Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds may pay advisory fees to their adviser. In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

To ensure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds' advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

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In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

With respect to investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”).12 In this regard, Applicants note that with respect to closed-end funds, shares of closed-end funds generally are purchased in the secondary market without sales loads (although the Fund of Funds may incur customary brokerage commissions) and closed-end funds do not pay 12b-1 fees. Accordingly, there should be no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund.

(5)	STRUCTURE IS NOT OVERLY COMPLEX

The proposed arrangement will not create an overly complex fund structure that would confuse investors because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act and either is an Affiliated Fund or is in the same "group of investment companies" as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

Additionally, the proposed arrangement will not confuse investors because the Funds of Funds' prospectus and sales literature will contain clear, concise "plain English" disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

12 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

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In the case of those Underlying Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund). However, the Applicants do not believe that this will result in an overly complex structure. The master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

B.	SECTION 17(A)

Section 17(a) of the 1940 Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An "affiliated person" of another person is defined in Section 2(a)(3) of the 1940 Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

The sale of shares by the Underlying Funds organized as open-end investment companies ("Underlying Open-End Funds") to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Open-End Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).13 For example, because the Adviser serves as investment adviser to the Funds of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Adviser and, therefore, affiliated persons of one another. The Funds of Funds and the Underlying Open-End Funds may also be deemed to be affiliated persons of one another if a Fund of Funds owns 5% or more of the outstanding voting securities of one or more of such Underlying Open-End Funds.

Section 17(b) of the 1940 Act, however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

13 The Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the 1940 Act. The Participation Agreement also will include this acknowledgement.

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Additionally, Section 6(c) of the 1940 Act provides that: "[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title."

The Applicants believe that the proposed transactions satisfy the requirements for relief under both Sections 17(b) and 6(c) of the 1940 Act as the terms are fair and reasonable and do not involve overreaching. The terms upon which an Underlying Open-End Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Open-End Fund.14 Finally, the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Open-End Fund, and with the general purposes of the 1940 Act. The investment by a Fund of Funds in shares of the Underlying Open-End Funds and the issuance of shares of the Underlying Open-End Funds to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds and the Underlying Fund.

C.	RULE 12D1-2 RELIEF

(1)	EXPLANATION OF RULE 12D1-2

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1)(G) of the 1940 Act, in relevant part, provides that Section 12(d)(1) will not apply to securities of a registered open-end investment company or a registered UIT (hereinafter in this paragraph referred to as the "acquired company") purchased or otherwise acquired by a registered open-end investment company or a registered UIT (hereinafter in this paragraph referred to as the "acquiring company"), if (a) the acquired company and the acquiring company are part of the same "group of investment companies," (b) securities of the acquired company, securities of other registered open-end investment companies and registered UITs that are part of the same "group of investment companies," Government securities, and short-term paper are the only investments held by the acquiring company, (c) the aggregate sales loads and distribution-related fees of the acquiring company and acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the 1940 Act by a securities association registered under Section 15A of the 1934 Act or by the Commission, and (d) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered UITs in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F).

14 The Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from Sections 17(a)(l) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of an ETF to purchase or redeem shares from the ETF. The Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF or an entity controlling, controlled by or under common control with the investment adviser to the ETF is also an investment adviser to the Fund of Funds. Applicants note that a Fund of Funds will purchase and sell shares of an Underlying Fund that is a closed-end fund (including a business development company) through secondary market transactions at market prices rather than through principal transactions with the closed-end fund. Accordingly, Applicants are not requesting Section 17(a) relief with respect to principal transactions with closed-end funds.

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In 2006, the Commission adopted Rule 12d1-2 under the 1940 Act.15 Rule 12d1-2 permits a registered open-end investment company or a registered UIT that relies on Section 12(d)(1)(G) of the 1940 Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, Government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on Rule 12d1-1 under the 1940 Act. For the purposes of Rule 12d1-2, the term "securities" means any security as that term is defined in Section 2(a)(36) of the 1940 Act.16 The Commission noted in the Rule 12d1-2 Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund's investment policies, directly in stocks, bonds, and other types of securities "would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address."17 The adoption of Rule 12d1-2 also reflects the Commission's response to Congress' expectation "that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time."18

Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended. It permits the Commission to grant exemptions from particular provisions of the 1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

15 See Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) (the "Rule 12d1-2 Adopting Release").

16 See id. at 17, n.58.

17 Id. at 17-18.

18 See also, In the Matter of MetLife Investors USA Insurance Company, et al., Investment Company Act Release Nos. 27028 (Aug. 11, 2005) (notice) and 27059 (Sept. 7, 2005) (order).

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(2)	BASIS FOR RULE 12D1-2 RELIEF

The opportunity to invest in Other Investments will allow a Section 12(d)(1)(G) Fund of Funds greater flexibility to meet its investment objective. A Section 12(d)(1)(G) Fund of Funds would use Other Investments for a purpose that is consistent with its investment objective, policies, strategies and limitations. Consistent with its fiduciary obligations under the 1940 Act, a Section 12(d)(1)(G) Fund of Funds' Board will review the advisory fees charged by the Section 12(d)(1)(G) Fund of Funds' investment adviser(s) to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Section 12(d)(1)(G) Fund of Funds may invest.

The Applicants request an order under Section 6(c) of the 1940 Act for an exemption from Rule 12d1-2(a) thereunder to allow the Section 12(d)(1)(G) Funds of Funds to invest in Other Investments. The Applicants state that the proposed arrangement would comply with Rule 12d1-2 under the 1940 Act, but for the fact that the Section 12(d)(1)(G) Funds of Funds may invest a portion of their assets in Other Investments. As indicated in Section IV.A.(1) above, Section 12(d)(1) of the 1940 Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding, including the following: (1) duplicative costs; (2) the exercise of undue influence or control over the underlying funds; and (3) the complexity of such arrangements.19 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and 12(d)(1)(B). Section 12(d)(1)(G) addresses these concerns by (i) requiring that the acquiring company and the acquired company be part of the same group of investment companies, (ii) limiting charges and fees of the acquiring company and acquired company, and (iii) requiring that the acquired company not act as a fund of funds itself. The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting a Section 12(d)(1)(G) Fund of Funds to invest in Other Investments in furtherance of its investment objective, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C). Rather, this additional flexibility will provide a Section 12(d)(1)(G) Fund of Funds with a broader array of investment options through which to pursue its investment objective.

The Applicants submit that the requested exemption offers significant benefits, as detailed above, and is "necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act]," and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to the relief from Rule 12d1-2 requested in this Application.

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V. PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

A.	INVESTMENTS IN UNDERLYING FUNDS BY FUNDS OF FUNDS

The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated open-end investment companies. See In the Matter of Schwab Capital Trust, et al. ("Schwab"), Investment Company Act Release Nos. 24067 (Oct. 1, 1999) (notice) and 24113 (Oct. 27, 1999) (order) (the "Schwab Order"). Schwab requested an exemption under Section 12(d)(1)(J) of the 1940 Act from Sections 12(d)(1)(A) and (B) of the 1940 Act to permit certain series of the Schwab trusts ("Schwab Trusts") to invest (a) in other series of the Schwab Trusts and other registered open-end management investment companies that are part of the same "group of investment companies" as defined in Section 12(d)(1)(G) of the 1940 Act, and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Schwab Trusts. The Schwab Order also permits the Schwab Trusts to make direct investments in stocks, bonds, and any other securities which are consistent with their investment objective(s).19

The Applicants also note that substantially similar relief was granted in In the Matter of Pacific Life Insurance Company, et al., Investment Company Act Release Nos. 29944 (Feb. 13, 2012) (notice) and 29979 (Mar. 12, 2012) (order)20; In the Matter of Henderson Global Funds, et al., Investment Company Act Release Nos. 29942 (Feb. 1, 2012) (notice) and 29970 (Feb. 28, 2012) (order); In the Matter of Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29442 (Sept. 27, 2010) (notice) and 29484 (Oct. 25, 2010) (order)21; and In the Matter of EQ Advisors Trust, et al., Investment Company Act Release Nos. 29294 (June 4, 2010) (notice) and 29336 (June 30, 2010) (order). The Applicants' requested relief differs from this precedent only in that the Applicants seek an order that would allow the Funds of Funds to invest in closed-end investment companies, in addition to open-end investment companies and UITs.22

19 See also, In the Matter of MetLife Investors USA Insurance Company, et al., Investment Company Act Release Nos. 27028 (Aug. 11, 2005) (notice) and 27059 (Sept. 7, 2005) (order).

20 This relief extended to funds of funds investing in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act.

21 This relief extended to funds of funds investing in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act.

22 As noted above, however, the Commission has recently issued an order with respect to an application for relief similar to that requested by the Applicants relating to investments in closed-end investment companies. See supra note 5.

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The Applicants do not see any policy reason to restrict Section 12(d)(1) exemptive relief to investments in, in addition to UITs, open-end funds only. Indeed, the Applicants believe that, in one respect, a Fund of Funds' investments in closed-end funds raise less concern under Section 12(d) than do investments in open-end funds. One of the principal concerns intended to be addressed by Section 12(d) is the potential for a fund of funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large-scale redemptions. This concern is not applicable to a Fund of Funds' investments in closed-end funds because closed-end funds do not issue redeemable securities. Rather, sales can only be effected through transactions in the secondary market. Because these sales would not require the closed-end fund to alter its investments nor deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of a closed-end fund through threats of large-scale redemptions of shares. On the other hand, as noted above, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder's ability to vote a large block of stock. Condition 1, however, protects Underlying Funds from such undue influence by requiring that the Group and any Sub-Adviser Group mirror vote any interest in any Unaffiliated Closed-End Investment Company.

With respect to the other concerns designed to be addressed by Section 12(d)(1), including layering of fees and expenses, and unnecessary complexity, the Applicants believe the conditions appropriately address these concerns regardless of whether the Underlying Funds are closed-end funds or open-end funds. With respect to the layering of fees, Condition 11 requires compliance with NASD Conduct Rule 2830 so no Fund of Funds can exceed the applicable limits contained therein. Such rule applies to the Fund of Funds as the acquiring fund regardless of whether the Fund of Funds invests in an Underlying Fund that is an open-end or closed-end fund. In applying such rule, the Applicants recognize, however, that shares of closed-end funds are generally purchased in the secondary market without sales loads (although a brokerage commission may be incurred) and closed-end funds do not pay Rule 12b-1 fees. Accordingly, there is no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund. Further, as in the case of Underlying Funds that are open-end funds, Underlying Funds that are closed-end investment companies will have their own operating expenses, including advisory fees. Shareholders in a Fund of Funds will indirectly pay their proportionate share of the fees and expenses of the Underlying Fund, regardless of whether the Underlying Fund is an open-end fund or a closed-end fund. To address the concerns of potential duplicative fees, Condition 9 requires the Board of each Fund of Funds, including a majority of the Independent Trustees, to find that the advisory fees are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contracts of any Underlying Fund. The Applicants note that the Fund of Funds will have to disclose the indirect fees of an acquired fund incurred regardless of whether the Underlying Fund is an open-end fund or closed-end fund under current disclosure requirements. Condition 10 also requires the Adviser to waive certain fees received from the Fund of Funds in an amount at least equal to any compensation received from the Underlying Fund (including a closed-end fund) in connection with the Fund of Funds' investment. As closed-end funds do not pay 12b-1 fees and generally are purchased in the secondary market without sales loads, the opportunities for the Adviser to receive compensation from such Underlying Funds appear more limited than if the Underlying Fund were an open-end fund.

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In addition, with respect to unnecessary complexity, Condition 12 addresses such concern. Condition 12 generally will limit the Fund of Funds' structure to two layers of funds, regardless of whether the Underlying Fund is an open-end or closed-end fund. More specifically, Condition 12, in general terms, precludes the Underlying Fund from acquiring the securities of another investment company, or any company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits set forth in Section 12(d)(1)(A), subject to certain limited exceptions. Accordingly, the Underlying Fund (whether a closed-end or open-end fund) cannot itself be a fund of funds. Additional complexity is not added by virtue of the Underlying Fund being a closed-end fund. In light of the above, the Applicants believe the conditions in this application appropriately address the concerns of layering of fees and unnecessary complexity, whether the Underlying Fund is an open-end fund or a closed-end fund.

Further, the Applicants note that the Commission has granted Section 12(d)(1) exemptive relief similar to that requested in this Application to funds of funds organized as UITs, which extends to investments in both open-end and closed-end funds.23 The Applicants have reviewed the conditions imposed in the Prior UIT Orders and the reasons therefor and believe they are comparable to those contained in this Application. Distinctions between UITs and the Funds of Funds, however, raise questions regarding whether the Funds of Funds' investments in closed-end funds implicate greater concerns with respect to (i) the layering of fees and expenses; and (ii) the exercise of undue influence over Underlying Funds, discussed above in Section IV.A. As discussed above, the Applicants believe that the proposed conditions in this Application adequately address these two concerns.

With respect to layering of fees and expenses, because UITs have unmanaged portfolios, they do not charge advisory fees and thus the layering of advisory fees is not a concern. While the Funds of Funds do charge advisory fees, the Applicants believe that Condition 9, discussed above, adequately addresses this concern because it would require that the Board of each Fund of Funds, including a majority of the Independent Trustees, find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds invests, including any closed-end Underlying Fund.24With respect to undue influence, in the context of a UIT, the possibility exists that a depositor or sponsor could use its ability to control the secondary markets in units of a UIT to exercise undue control over an underlying fund. Specifically, a depositor or sponsor could potentially accumulate a large position in a UIT and threaten to redeem such a position or cause large-scale redemptions by ceasing to maintain a secondary market in units, with adverse consequences to the UIT's underlying fund investments. This concern is not present in the case of the Funds because the Funds, the Adviser and their affiliates do not maintain a secondary market in the Funds' shares.25 Also, as discussed above, a Fund of Funds may exercise undue influence over a closed-end fund through the voting of shares. This concern may be greater with respect to the Funds of Funds investing in closed-end funds rather than with respect to UITs investing in closed-end funds, but, as discussed above in this Application, the Applicants believe that Condition 1 adequately addresses this concern. Based on the foregoing, notwithstanding the differences between UITs and the Funds of Funds discussed above, the Applicants believe that the Prior UIT Orders support the view that the conditions included in the Application adequately address the concerns underlying Section 12(d)(1) as they relate to investments in closed-end funds.

23 See, e.g., the UIT Order; In the Matter of Matrix Capital Group, Inc., et al., Investment Company Act Release Nos. 26173 (Sept. 4, 2003) (notice) and 26197 (Sept. 30, 2003) (order); In the Matter of Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (Mar. 13, 2001) (notice) and 24930 (Apr. 6, 2001) (order); and In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios, Investment Company Act Release Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order) (the "Prior UIT Orders").

24 With respect to fees payable by a Fund of Funds to the Fund of Funds' Adviser or Sub-Adviser, sales charges and/or service fees, the Applicants assert that the issues raised where the fund of funds is a UIT do not differ substantially from the issues raised where the fund of funds is a Fund of Funds, and the conditions in the Prior UIT Orders addressing these fees are substantially similar to Conditions 10 and 11 of this Application, discussed above.

25The threat of large-scale redemptions of the Underlying Fund's securities is another potential channel for the exercise of undue influence, and another consequence of the unmanaged nature of UITs is that the threat of large-scale redemptions is mitigated. However, as discussed above, even where the fund of funds is managed, this concern is of little relevance to closed-end Underlying Funds.

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B.	OTHER INVESTMENTS BY SECTION 12(D)(1)(G) FUNDS OF FUNDS

The Commission has granted exemptive orders authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments.26

VI. CONCLUSIONS

Based upon the foregoing, the Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act to issue an order (i) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a), (ii) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) and (iii) pursuant to Section 6(c) for an exemption from Rule 12d1-2(a).

VII. APPLICANTS CONDITIONS

INVESTMENTS BY FUNDS OF FUNDS IN UNDERLYING FUNDS

The Applicants agree that the order granting the requested relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

26 See, e.g., In the Matter of Pacific Life Insurance Company, et al., Investment Company Act Release Nos. 29944 (Feb. 13, 2012) (notice) and 29979 (Mar. 12, 2012) (order); In the Matter of Henderson Global Funds, et al., Investment Company Act Release Nos. 29942 (Feb. 1, 2012) (notice) and 29970 (Feb. 28, 2012) (order); In the Matter of Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29442 (Sept. 27, 2010) (notice) and 29484 (Oct. 25, 2010) (order).

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1. The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act. With respect to a Fund's investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Investment Company or Unaffiliated Trust or any Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated Trust in connection with any services or transactions.

4. Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

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5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6. The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7. Each Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate's members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8. Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

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9. Before approving any advisory contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10. The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11. Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

12. No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits contained in Section 12(d)(1)(A) of the1940 Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act and either is an Affiliated Fund or is in the same "group of investment companies" as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

OTHER INVESTMENTS BY SECTION 12(D)(1)(G) FUNDS OF FUNDS

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The Applicants agree that the order granting the requested relief to permit Section 12(d)(1)(G) Funds of Funds to invest in Other Investments shall be subject to the following condition:

13. The Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Section 12(d)(1)(G) Fund of Funds from investing in Other Investments as described in this Application.

VIII. PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

The Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

IX. REQUEST FOR AN ORDER OF EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act granting the relief sought by this Application. The Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VIII. NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state that the address of the Applicants is as follows:

Global X Funds

Global X Management Company LLC

623 Fifth Ave, 15th floor

New York, NY 10022

(212) 644-6440

SEI Investments Distribution Co.

One Freedom Valley Drive

Oaks, PA 19456

(610) 676-1000

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The Applicants further state that all questions concerning this Application should be directed to:

Daphne Tippens Chisolm

Law Offices of DT Chisolm, PC

11524 C Providence Road

Suite 236

Charlotte, NC 28277

(704) 806-2387

IX. AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c)(l) under the 1940 Act , each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The items required by Rule 0-2(c)(l) under the 1940 Act are attached hereto as Exhibit A. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Respectfully submitted,

Global X Funds

By:	/s/ Bruno del Ama
Bruno del Ama
President
Global X Funds

Date: February 15, 2013

Global X Funds

By:	/s/ Bruno del Ama
Bruno del Ama
Chief Executive Officer
Global X Management Company LLC

Date: February 15, 2013

SEI Investments Distribution Co.

By:	/s/ Karen LaTourette
	Name:	Karen LaTourette
	Title:	Chief Compliance Officer
and Assistant Secretary

Date: February 15, 2013

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X. Exhibit Index

A.	Authorizations required pursuant to Rule 0-2(c)(l).

	1.	Global X Funds
	2.	Global X Management Company LLC
	3.	SEI Investments Distribution Co.

B.	Verifications required pursuant to Rule 0-2(d).

	1.	Global X Funds
	2.	Global X Management Company LLC
	3.	SEI Investments Distribution Co.

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EXHIBIT A-1

AUTHORIZATION

RULE 0-2(c)(l)

Global X Funds

In accordance with Rule 0-2(c) under the 1940 Act, Bruno del Ama, in his capacity as President of Global X Funds, states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Global X Funds pursuant to his general authority as President of Global X Funds.

/s/ Bruno del Ama
Bruno del Ama
President
Global X Funds
Dated: February, 15, 2013

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EXHIBIT A-2

AUTHORIZATION

RULE 0-2(c)(l)

Global X Management Company LLC

In accordance with Rule 0-2(c) under the 1940 Act, the Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Global X Management Company LLC. Bruno del Ama is authorized to sign and file this document on behalf of Global X Management Company LLC, pursuant to the general authority vested in him as Chief Executive Officer of Global X Management Company.

/s/ Bruno del Ama
Bruno del Ama
Chief Executive Officer
Global X Management Company LLC
Dated: February, 15, 2013

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EXHIBIT A-3

AUTHORIZATION

RULE 0-2(c)(l)

SEI Investments Distribution Co.

In accordance with Rule 0-2(c) under the Act, SEI INVESTMENTS DISTRIBUTION CO. states that all actions necessary to authorize the execution and filing of this Application on its behalf have been taken, and the person signing and filing this document on its behalf is authorized to do so pursuant to the general authority vested in her as Chief Compliance Officer and Assistant Secretary.

SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ Karen LaTourette
	Name:	Karen LaTourette
	Title:	Chief Compliance Officer and Assistant Secretary
	Dated:	February 15, 2013

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EXHIBIT B-1

VERIFICATION

RULE 0-2(d)

Global X Funds

The undersigned states that (i) he has duly executed the attached Application dated February 15, 2013 for and on behalf of Global X Funds (“Trust”), (ii) he is the President of the Trust; and (iii) all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Bruno del Ama
Bruno del Ama
President
Global X Funds
Dated: February, 15, 2013

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EXHIBIT B-2

VERIFICATION

RULE 0-2(d)

Global X Management Company LLC

The undersigned states that (i) he has duly executed the attached Application dated February 15, 2013, for and on behalf of Global X Management Company LLC.; (ii) he is Chief Executive Officer of such company; and (iii) all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Bruno del Ama
Bruno del Ama
Chief Executive Officer
Global X Management Company LLC
Dated: February, 15, 2013

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EXHIBIT B-3

VERIFICATION

RULE 0-2(d)

SEI Investments Distribution Co.

The undersigned states that (i) she has duly executed the attached Application dated February 15, 2013, for and on behalf of SEI INVESTMENTS DISTRIBUTION CO.; (ii) she is Chief Compliance Officer and Assistant Secretary of such company; and (iii) all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ Karen LaTourette
	Name:	Karen LaTourette
	Title:	Chief Compliance Officer and Assistant Secretary
	Dated:	February 15, 2013

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